ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

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Karen Dempsey
(415) 773-4140
kdempsey@orrick.com

March 12, 2013

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010/CF/AD8
Washington, D.C. 20549

Attn:                    Sonia Gupta Barros, Special Counsel

Re:                             Silver Bay Realty Trust Corp.
Registration Statement on Form S-11

Filed March 1, 2013

File No. 333-187014

Registration Statement on Form S-11

Filed March 1, 2013

File No. 333-187015

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-35760

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Silver Bay Realty Trust Corp. (“we,” “us” or the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 8, 2013, relating to the Company’s Registration Statements on Form S-11 (File Nos. 333-187014 and 333-187015) (the “Registration Statements”) and Annual Report on Form 10-K (the “Form 10-K”), each filed with the Commission on March 1, 2013.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics

Form 10-K

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Factors likely to affect Silver Bay Results of Operations, page 37

1.                                      We note your disclosure in this section that the rate of resident turnover is one of the factors likely to affect your results of operations.  In future Exchange Act periodic reports, please disclose your rate of resident turnover for the reporting period.

The Company acknowledges the Staff’s comment and confirms that it will disclose the requested information in future Exchange Act periodic reports.

Acquisitions and Stabilization, page 38

2.                                      We refer to your disclosure in this section regarding the typical stabilization period for your properties.  It appears that you consider average time to stabilization a key performance indicator.  If true, in future Exchange Act periodic reports, please disclose the actual average time to stabilization.

The Company acknowledges the Staff’s comment and confirms that it will disclose the requested information in future Exchange Act periodic reports.

Results of Operations, page 39

3.                                      We note your disclosure on page 40 that your 2012 revenue is not representative of a full year of results because a substantial portion of your Predecessor’s properties did not generate revenue during the full year because they were either recently acquired or still in the stabilization phase.  We also note that you intend to continue to acquire a significant number of properties.  In order to enable an investor to understand the performance of the property portfolio independent of new acquisitions, in future Exchange Act periodic reports, please disclose the revenues and expenses for your properties owned at least six months.

The Company acknowledges the Staff’s comment and notes that it will provide information in future Exchange Act periodic reports to enable an investor to understand the performance of the property portfolio independent of new acquisitions.  Specifically, the Company will provide information to enable an investor to understand the performance of its stabilized portfolio of properties, which the Company defines as those properties that have been acquired, renovated and leased, including properties acquired with an in-place lease.

The Company notes that the revenue and operating expenses found in the Company’s Statement of Operations will reflect, for the most part, its stabilized portfolio of properties in future periods for two reasons:  (1) all revenue is generated from stabilized properties and (2) with few exceptions, costs associated with non-stabilized properties are capitalized and not included in the expense portion of the Company’s Statement of Operations.  Notwithstanding the foregoing, if the Company determines that a material portion of expenses relate to non-stabilized properties, the Company will provide relevant disclosure in its discussion of results of operations to enable an investor to better understand the performance of its stabilized properties.

The Company also notes that the statement on page 40 of its Form 10-K that its “2012 revenue is not representative of a full year of results” was based on a lack of a substantial number of revenue generating properties resulting from two factors as noted in the 10-K.  The first factor is that the Company has been rapidly acquiring properties, and continues to do so.  Because it often takes up to six months post acquisition before such properties can be occupied, renovated and leased, the Company did not have a substantial portfolio of revenue generating properties in 2012.  The second factor noted was that the more mature, revenue generating portfolio of 881 properties acquired from the Provident Entities in the Formation Transaction was included in the Company’s financial results for only the 12 days following our acquisition on December 19, 2012.  These factors will not be present in future periods, and the Company believes results for the three months ended March 31, 2013 and in future periods will be meaningful to investors because such results will include a complete quarter of activity for all of the Company’s stabilized properties.

Results of Operations, page 39

4.                                      We note your disclosure on page 45 that you used $276.7 million for property acquisitions and another $30.5 million for capital improvements.  In future Exchange Act periodic reports, please break out capital improvements related to initial renovations on acquisition and amounts spent for capital improvements post-renovation.

The Company confirms that it will provide the requested disclosure in future Exchange Act periodic reports.

We hereby confirm that the Company is requesting acceleration of the Registration Statements which are being submitted under separate cover and which include the specific acknowledgments requested by the Staff.

****************

Please direct your questions or comments regarding the Company’s responses or the Registration Statements or Form 10-K to the undersigned at (415) 773-4140 or by email at kdempsey@orrick.com or, in my absence, Stephanie Tang at (415) 773-4156.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Karen A. Dempsey
Karen A. Dempsey

cc:                                David N. Miller
Christine Battist
Timothy O’Brien
Silver Bay Realty Trust Corp.